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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

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                            GARDEN RIDGE CORPORATION
                                (Name of Issuer)

                            GARDEN RIDGE CORPORATION
                      (Name of Person(s) Filing Statement)

 Common Stock, $.01 par value                            36541P104
(Title of Class of Securities)             (CUSIP Number of Class of Securities)

                                Jane L. Arbuthnot
                            Garden Ridge Corporation
                          19411 Atrium Place, Suite 170
                              Houston, Texas 77084
                                 (281) 579-7901

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                 David F. Taylor
                            Locke Liddell & Sapp LLP
                             600 Travis, Suite 3400
                              Houston, Texas 77002
                                 (713) 226-1200

                                 August 26, 1999
      (Date Tender Offer First Published, Sent or Given to Security Holders)

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      This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated August 26, 1999, relating to the tender offer by Garden Ridge Corporation, a Delaware corporation (the "Company"), to purchase up to 3,000,000 shares of its common stock, $.01 par value per share (the "Shares"), at a price of $7.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 1999, and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents have been previously filed as Exhibits (9)(a)(1) and (9)(a)(2), respectively, to the Statement. The Statement is hereby amended and supplemented to incorporate the information included herein and in the exhibits referred to below.

ITEM 8. ADDITIONAL INFORMATION.

        The Offer expired at 5:00 p.m., Eastern Daylight Savings Time, on September 23, 1999. On September 24, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit (9)(a)(9) and is incorporated herein by this reference. On October 5, 1999, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit (9)(a)(10) and is incorporated herein by this reference.

        The number of Shares properly tendered and not withdrawn pursuant to the Offer was 1,189,411 shares. Accordingly, the Company purchased all such Shares at a price of $7.00 per Share. The Shares purchased pursuant to the Offer represented approximately 7% of the outstanding shares of Common Stock immediately prior to the Offer. Following the purchase of shares tendered in the Offer, the Company had 15,911,125 shares of Common Stock outstanding.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  ITEM                                    DESCRIPTION
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(9)(a)(9)          Press Release issued by the Company dated September 24, 1999.

(9)(a)(10)         Press Release issued by the Company dated October 5, 1999.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.



                                    GARDEN RIDGE CORPORATION


                                    By:   /S/ PAUL T. DAVIES
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                                              Paul T. Davies
                                              Chief Executive Officer

Dated: October 6, 1999